                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      ------------------------------------

                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 1996

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________


                        Commission file number 33-81011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JP Foodservice, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          JP Foodservice, Inc.
          9830 Patuxent Woods Drive
          Columbia, Maryland  21046

                                  EXHIBITS
                                  --------


     Exhibit               Description
     Number                 of Exhibit
     ------                 ----------



       1          Consent of Price Waterhouse LLP, Independent
                  Accountants, Filed herewith.

                                   SIGNATURES
                                   ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 JP Foodservice, Inc.
                                 401(k) Retirement Savings Plan

                                 By:  JP Foodservice Distributors, Inc.
                                      Plan Administrator


Dated:  June 30, 1997       By: /s/ George T. Megas
                               -----------------------
                               George T. Megas
                               Vice President, Finance

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Index
--------------------------------------------------------------------------------

                                                                            Page
Financial Statements:

  Report of Independent Accountants                                            1

  Statement of Net Assets Available for Benefits, with Fund Information      2-3

  Statement of Changes in Net Assets Available for Benefits, with Fund
  Information                                                                4-5

  Notes to Financial Statements                                             6-11

Additional Information:

  Schedule  I - Schedule of Assets Held for Investment Purposes               12

  Schedule II - Schedule of Reportable Transactions                           13

      Price Waterhouse LLP             [LOGO OF PRICE WATERHOUSE APPEARS HERE]


                       Report of Independent Accountants

      June 18, 1997

      To the Participants and Administrator
      of the JP Foodservice 401(k) Retirement Savings Plan

      In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the JP Foodservice 401(k) Retirement and Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


      /S/ Price Waterhouse LLP

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------


                                December 31, 1996

                                Fund Information
                                ----------------

                                                         Fidelity     Fidelity    Fidelity
                                                          Advisor      Advisor     Advisor      INVESCO
                                            Guaranteed   Income &      Growth      Equity     Industrial
                                             Long-Term    Growth    Opportunities  Growth       Income
                                               Fund        Fund         Fund        Fund         Fund

Assets

Investments, at fair value
   CIGNA Guaranteed
     Long-Term Account                      $9,405,646
   CIGNA Fidelity Advisor
     Income & Growth Account                            $1,133,363
   CIGNA Fidelity Advisor Growth
     Opportunities Account                                           $4,443,052
   CIGNA Fidelity Advisor Equity
     Growth Account                                                              $3,669,064
   CIGNA INVESCO Industrial
     Income Account                                                                           $4,477,163
   CIGNA Founders Balanced Account
   CIGNA Warburg Pincus Advisor
     International Equity Account
   JP Foodservice Common Stock
Participant notes receivable
Employer contributions receivable
Cash equivalents                                77,484       4,677       41,060      37,092       31,562
                                            ----------  ----------   ----------  ----------   ----------
Net assets available for benefits           $9,483,130  $1,138,040   $4,484,112  $3,706,156   $4,508,725
                                            ==========  ==========   ==========  ==========   ==========

                                                        Warburg
                                                        Pincus         JP
                                                        Advisor    Foodservice  Participant
                                           Founders  International   Common        Notes
                                           Balanced     Equity        Stock     Receivable
                                             Fund        Fund         Fund         Fund        Total

Assets

Investments, at fair value
   CIGNA Guaranteed
     Long-Term Account                                                                      $9,405,646
   CIGNA Fidelity Advisor
     Income & Growth Account                                                                 1,133,363
   CIGNA Fidelity Advisor Growth
     Opportunities Account                                                                   4,443,052
   CIGNA Fidelity Advisor Equity
     Growth Account                                                                          3,669,064
   CIGNA INVESCO Industrial
     Income Account                                                                          4,477,163
   CIGNA Founders Balanced Account        $  295,915                                           295,915
   CIGNA Warburg Pincus Advisor
     International Equity Account                     $1,417,886                             1,417,886
   JP Foodservice Common Stock                                     $7,197,195                7,197,195
Participant notes receivable                                                    $   24,546      24,546
Employer contributions receivable                                   1,831,727                1,831,727
Cash equivalents                              17,427      18,995       21,443                  249,740
                                          ----------  ----------   ----------   ---------- -----------
Net assets available for benefits         $  313,342  $1,436,881   $9,050,365   $   24,546 $34,145,297
                                          ==========  ==========   ==========   ========== ===========


The accompanying notes are an integral part of these financial statements.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------


                               December 31, 1995

                               Fund Information
                               ----------------


                                                          Fidelity        Fidelity       Fidelity
                                                           Advisor         Advisor        Advisor
                                         Guaranteed       Income &         Growth         Equity
                                          Long-Term        Growth       Opportunities     Growth
                                            Fund            Fund            Fund           Fund
Assets

Investments, at fair value
   CIGNA Guaranteed Long-Term Fund       $ 9,141,646
   CIGNA Fidelity Advisor
     Income & Growth Account                            $  1,004,346
   CIGNA Fidelity Advisor
     Growth Opportunities Account                                       $ 3,700,822
   CIGNA Fidelity Advisor Equity
     Growth Account                                                                     $ 2,583,572
   CIGNA INVESCO Industrial
     Income Account
   CIGNA Warburg Pincus Advisor
     International Equity Account
   JP Foodservice Common Stock
   Employer contributions receivable
   Cash equivalents                           85,437          18,445         41,571          32,043
                                         -----------    ------------    -----------     -----------
   Net assets available for benefits     $ 9,227,083    $  1,022,791    $ 3,742,393     $ 2,615,615
                                         ===========    ============    ===========     ===========

                                                              Warburg
                                                              Pincus
                                             INVESCO          Advisor    JP Foodservice
                                           Industrial      International     Common
                                             Income           Equity          Stock
                                              Fund             Fund           Fund             Total
Assets

Investments, at fair value
   CIGNA Guaranteed Long-Term Fund                                                        $   9,141,646
   CIGNA Fidelity Advisor
     Income & Growth Account                                                                  1,004,346
   CIGNA Fidelity Advisor
     Growth Opportunities Account                                                             3,700,822
   CIGNA Fidelity Advisor Equity
     Growth Account                                                                           2,583,572
   CIGNA INVESCO Industrial
     Income Account                      $    3,836,306                                       3,836,306
   CIGNA Warburg Pincus Advisor
     International Equity Account                          $ 1,149,138                        1,149,138
   JP Foodservice Common Stock                                             $ 3,486,000        3,486,000
   Employer contributions receivable                                         1,302,871        1,302,871
   Cash equivalents                              32,877         18,897          16,784          246,054
                                         --------------    -----------     -----------    -------------
   Net assets available for benefits     $    3,869,183    $ 1,168,035     $ 4,805,655    $  26,450,755
                                         ==============    ===========     ===========    =============




  The accompanying notes are an integral part of these financial statements.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------
                          Year Ended December 31, 1996

                                Fund Information
                                ----------------

                                                         Fidelity     Fidelity    Fidelity
                                                          Advisor      Advisor     Advisor      INVESCO
                                            Guaranteed   Income &      Growth      Equity     Industrial
                                             Long-Term    Growth    Opportunities  Growth       Income
                                               Fund        Fund         Fund        Fund         Fund

Additions to net assets attributed to:
   Investment income
     Interest                               $  527,537
     Net appreciation in fair value
       of investments                                   $   88,453   $  650,564  $  449,633   $  627,175
                                            ----------  ----------   ----------  ----------   ----------
                                               527,537      88,453      650,564     449,633      627,175

   Contributions
     Employer
     Employee                                1,028,434     250,017      634,380     544,749      451,665
                                            ----------  ----------   ----------  ----------   ----------
                                             1,028,434     250,017      634,380     544,749      451,665
                                            ----------  ----------   ----------  ----------   ----------
Total additions                              1,555,971     338,470    1,284,944     994,382    1,078,840

Deductions from net assets attributed to:
   Benefit payments                            833,370     117,938      250,677     121,030      287,620
   Transaction charge                           17,226         567        4,146         606        1,050
   Participant notes receivable terminated
     due to withdrawal of participant
                                            ----------  ----------   ----------  ----------   ----------
Total deductions                               850,596     118,505      254,823     121,636      288,670

Change in forfeiture reserve, net              (76,755)     (8,689)     (30,015)    (18,488)     (52,710)
                                            ----------  ----------   ----------  ----------   ----------

Net increase prior to interfund transfers      628,620     211,276    1,000,106     854,258      737,460

Interfund transfers, net                      (372,573)    (96,027)    (258,387)    236,283      (97,918)
                                            ----------  ----------   ----------  ----------   ----------


Net increase                                   256,047     115,249      741,719   1,090,541      639,542
Net assets available for benefits
   at beginning of the year                  9,227,083   1,022,791    3,742,393   2,615,615    3,869,183
                                            ----------  ----------   ----------  ----------   ----------


Net assets available for benefits
   at end of the year                       $9,483,130  $1,138,040   $4,484,112  $3,706,156   $4,508,725
                                            ==========  ==========   ==========  ==========   ==========

                                                            Warburg
                                                            Pincus
                                                            Advisor    JP Foodservice  Participants
                                               Founders  International     Common          Notes
                                               Balanced     Equity          Stock       Receivable
                                                 Fund        Fund           Fund           Fund        Total

Additions to net assets attributed to:
   Investment income
     Interest                                                                         $     469     $   528,006
     Net appreciation in fair value
       of investments                        $    7,880  $  119,429    $ 2,106,808                    4,049,942
                                             ----------  ----------    -----------    ---------     -----------
                                                  7,880     119,429      2,106,808          469       4,577,948

   Contributions
     Employer                                                            1,831,727                    1,831,727
     Employee                                    34,428     276,905        337,877                    3,558,455
                                             ----------  ----------    -----------    ---------     -----------
                                                 34,428     276,905      2,169,604                    5,390,182
                                             ----------  ----------    -----------    ---------     -----------
Total additions                                  42,308     396,334      4,276,412          469       9,968,130

Deductions from net assets attributed to:
   Benefit payments                                         144,831        253,617                    2,009,083
   Transaction charge                                           804         10,292                       34,691
   Participant notes receivable terminated
     due to withdrawal of participant                                                       467             467
                                             ----------  ----------    -----------    ---------     -----------
Total deductions                                            145,635        263,909          467       2,044,241

Change in forfeiture reserve, net                            (9,293)       (33,397)                    (229,347)
                                             ----------  ----------    -----------    ---------     -----------
Net increase prior to interfund transfers        42,308     241,406      3,979,106            2       7,694,542

Interfund transfers, net                        271,034      27,440        265,604       24,544               -
                                             ----------  ----------    -----------    ---------     -----------

Net increase                                    313,342     268,846      4,244,710       24,546       7,694,542
Net assets available for benefits
   at beginning of the year                           -   1,168,035      4,805,655            -      26,450,755
                                             ----------  ----------    -----------    ---------     -----------

Net assets available for benefits
   at end of the year                        $  313,342  $1,436,881    $ 9,050,365    $  24,546     $34,145,297
                                             ==========  ==========    ===========    =========     ===========


  The accompanying notes are an integral part of these financial statements.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------


                   Period April 1, 1995 to December 31, 1995

                               Fund Information
                               ----------------


                                                                   Fidelity      Fidelity       Fidelity
                                                                    Advisor       Advisor        Advisor
                                                   Guaranteed       Income &      Growth         Equity
                                                    Long-Term       Growth     Opportunities     Growth
                                                      Fund           Fund          Fund           Fund

Additions to net assets attributed to:
   Investment income
     Interest                                     $   405,688
     Net appreciation in fair
       value of investments                                      $    89,962    $   651,601   $    461,414
                                                  -----------    -----------    -----------   ------------
                                                      405,688         89,962        651,601        461,414
                                                  -----------    -----------    -----------   ------------
   Contributions
     Employer
     Employee                                       1,067,738        283,989        591,250        424,423
                                                  -----------    -----------    -----------   ------------
                                                    1,067,738        283,989        591,250        424,423
   Other additions                                      3,388
                                                  -----------    -----------    -----------   ------------
Total additions                                     1,476,814        373,951      1,242,851        885,837

Deductions from net assets attributed to:
   Benefit payments                                   642,559         48,669        188,676        125,285
   Transaction charge                                  19,332            379          3,694            654
                                                  -----------    -----------    -----------   ------------
Total deductions                                      661,891         49,048        192,370        125,939
Change in forfeiture reserve, net                    (218,098)
                                                  -----------    -----------    -----------   ------------
Net increase prior to interfund transfers             596,825        324,903      1,050,481        759,898
Interfund transfers, net                             (718,063)      (137,582)        87,399        418,840
Transfer from merged plan                              11,416          8,395         12,944          8,612
                                                  -----------    -----------    -----------   ------------
Net (decrease) increase                              (109,822)       195,716      1,150,824      1,187,350
Net assets available for benefits at beginning
of period                                           9,336,905        827,075      2,591,569      1,428,265
                                                  -----------    -----------    -----------   ------------
Net assets available for benefits at end of
period                                             $9,227,083    $ 1,022,791    $ 3,742,393   $  2,615,615
                                                  ===========    ===========    ===========   ============

                                                                      Warburg
                                                                      Pincus
                                                       INVESCO        Advisor   JP Foodservice
                                                     Industrial    International    Common
                                                       Income         Equity         Stock
                                                        Fund           Fund          Fund           Total

Additions to net assets attributed to:
   Investment income
     Interest                                                                                     $  405,688
     Net appreciation in fair
       value of investments                         $   601,364    $   150,856    $ 1,021,310      2,976,507
                                                    -----------    -----------    -----------   ------------
                                                        601,364        150,856      1,021,310      3,382,195
                                                    -----------    -----------    -----------   ------------
   Contributions
     Employer                                                                       1,522,154      1,522,154
     Employee                                           419,974        263,330        305,233      3,355,937
                                                    -----------    -----------    -----------   ------------
                                                        419,974        263,330      1,827,387      4,878,091
   Other additions                                                                         50          3,438
                                                    -----------    -----------    -----------   ------------
Total additions                                       1,021,338        414,186      2,848,747      8,263,724

Deductions from net assets attributed to:
   Benefit payments                                     206,501         83,578         35,011      1,330,279
   Transaction charge                                     1,423            770         14,276         40,528
                                                    -----------    -----------    -----------   ------------
Total deductions                                        207,924         84,348         49,287      1,370,807
Change in forfeiture reserve, net                                                                   (218,098)
                                                    -----------    -----------    -----------   ------------
Net increase prior to interfund transfers               813,414        329,838      2,799,460      6,674,819
Interfund transfers, net                               (245,707)      (211,003)       806,116              -
Transfer from merged plan                                 8,033          2,460                        51,860
                                                    -----------    -----------    -----------   ------------
Net (decrease) increase                                 575,740        121,295      3,605,576      6,726,679
Net assets available for benefits at beginning
of period                                             3,293,443      1,046,740      1,200,079     19,724,076
                                                    -----------    -----------    -----------   ------------
Net assets available for benefits at end of
period                                              $ 3,869,183    $ 1,168,035    $ 4,805,655   $ 26,450,755
                                                    ===========    ===========    ===========   ============


  The accompanying notes are an integral part of these financial statements.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.  Description of Plan

    The following description of the JP Foodservice, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan established effective
    September 1, 1989 and most recently amended on May 8, 1997, retroactively effective January 1, 1993. During 1995, the Plan changed to a calendar year reporting basis. Generally, non-union employees become eligible to participate 30 days after their date of hire. Effective February 7, 1995, members of Local 955 in Kansas City, Missouri and during the period ended December 31, 1995 employees of Tri River Foods, Inc., The Doyen Company, Rotelle, Inc., and members of Local 110 Yard Jockeys and Fuelers in Altoona, Pennsylvania, became eligible to participate in the Plan by virtue of the Company's affiliation to the respective entities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Contributions

    Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by an employee, up to a maximum of 2 percent of the participant's compensation. The Company may also make a nonelective contribution in an amount equal to 1 percent of the participant's compensation. However, the amount of contribution may vary as determined by the Company.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    Vesting

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's estate becomes 100 percent vested.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

    Investment Options

    Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

    . Guaranteed Long-Term Fund - Funds are invested in the CIGNA Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

    . Fidelity Advisor Income & Growth Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Income & Growth Account, which in turn invests solely in shares of the Fidelity Advisor Income & Growth Fund.

    . Fidelity Advisor Growth Opportunities Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Growth Opportunities Account, which in turn invests solely in shares of the Fidelity Advisor Growth Opportunities Fund.

    . Fidelity Advisor Equity Growth Fund (formerly "Fidelity Advisor Equity Portfolio Growth Fund") - Funds are invested solely in units of the CIGNA Fidelity Advisor Equity Growth Account, which in turn invests solely in shares of the Fidelity Advisor Equity Growth Fund.

    . INVESCO Industrial Income Fund - Funds are invested solely in units of the CIGNA INVESCO Industrial Income Account, which in turn invests solely in shares of the INVESCO Industrial Income Fund.

    . Founders Balanced Fund - Funds are invested solely in units of the CIGNA Founders Balanced Account, which in turn invests solely in shares of the Founders Balanced Fund.

    . Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Account, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund, Inc.

    . JP Foodservice Common Stock Fund - Funds are invested solely in shares of JP Foodservice, Inc. common stock.

    Participants may change their investment options at any time with the exception of participants' Company matching and nonelective contributions which must be invested in the JP Foodservice Common Stock Fund.

    Payment of Benefits

    On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. The participant's vested Company match may also be distributed in the form of Company stock. All distributions are subject to the applicable provisions of the Plan agreement.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

    Participant Notes Receivable

    Effective July 1, 1996, participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of the their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

    Cash Equivalents

    Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.  Summary of Accounting Policies

    Method of Accounting

    The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

    Investments

    Investments in pooled separate accounts (CIGNA Fidelity Advisor Income & Growth Account, CIGNA Fidelity Advisor Growth Opportunities Account, CIGNA Fidelity Advisor Equity Growth Account, CIGNA INVESCO Industrial Income Account, CIGNA Founders' Balanced Account and CIGNA Warburg Pincus Advisor International Equity Account) are recorded at fair value, as determined by the unit values as reported by the Connecticut General Life Insurance Company ("CG Life"). During the period ended December 31, 1995, the Plan adopted the provisions of Statement of Position No. 94-4, ("SOP 94-4") "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" which requires that investments in non-fully benefit responsive investment contracts be reported at fair value. As a result of the adoption of SOP 94-4, the investment in the CIGNA Guaranteed Long-Term Account is recorded at fair value. Participant Notes Receivable are valued at cost which approximates fair value. The JP Foodservice, Inc. common stock is recorded at its quoted market price.

    Contributions

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Most Company matching contributions are recorded at year end. The Company currently makes all matching contributions into the JP Foodservice Common Stock Fund.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

    Benefits

    Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.  Deposit With Insurance Company

    The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Long-Term Account. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 5.85% and ranged from 6.20% to 5.85% for the year ended December 31, 1996 and period ended December 31, 1995, respectively, net of asset charges. Effective January 1, 1996 CG Life restructured the interest crediting mechanism of the CIGNA Guaranteed Long-Term Account to allow the credited interest rate to be prospectively guaranteed for six months. As discussed in Note 2, the Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.    Investments

      Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                     December 31,
                                                                  1996          1995

     CIGNA Guaranteed Long-Term Account                       $ 9,405,646   $ 9,141,646
       interest rates, 5.85%; 5.85%
     CIGNA Fidelity Advisor Growth Opportunities Account        4,443,052     3,700,822
       units, 92,084; 90,110
     CIGNA Fidelity Advisor Equity Growth Account               3,669,064     2,583,572
       units, 75,901; 62,000
     CIGNA INVESCO Industrial Income Account                    4,477,163     3,836,306
       units, 259,245; 258,511
     JP Foodservice Common Stock Account                        7,197,195     3,486,000
       shares, 258,334; 178,769

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.  Participant Notes Receivable

    Under the terms of the Plan, effective July 1, 1996, participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes Receivable Fund. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.00% to 8.50% for the year ended December 31, 1996.)

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Income Taxes

    The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.  Reconciliation of Plan Financial Statements to the Form 5500

    Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plans (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

JP Foodservice, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

9.   Forfeitures

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $0 and $1,185 at December 31, 1996 and 1995, respectively, is included in the CIGNA Guaranteed Long-Term Account and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1996, the Company cash contributions were offset by $235,444 and $219,283 from forfeited, nonvested accounts in 1996 and 1995, respectively.

10.  Transfer from Merged Plan

     On September 21, 1995, the assets of the Tri River Foods, Inc. 401(k) Profit Sharing Plan were merged into the Plan. These participants became eligible to participate in the Plan in accordance with the provisions described in Note 1.

JP Foodservice, Inc.                                      Additional Information
401(k) Retirement Savings Plan                                        Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1996
--------------------------------------------------------------------------------


                                                                    (c)
                           (b)                   Description of investment including                             (e)
             Identity of issue, borrower,           maturity date, rate of interest,             (d)           Current
     (a)        lessor, or similar party           collateral, par or maturity value            Cost            value


             Connecticut General Life            CIGNA Guaranteed Long-Term
      *      Insurance Company                   Account
                                                 5.85%/unit                                  $    9,405,646  $    9,405,646

             Connecticut General Life            CIGNA Fidelity Advisor Income
      *      Insurance Company                   and Growth Account
                                                 $22.51/unit                                        988,843       1,133,363

             Connecticut General Life            CIGNA Fidelity Advisor Growth
      *      Insurance Company                   Opportunities Account
                                                 $48.25/unit                                      3,185,390       4,443,052

             Connecticut General Life            CIGNA Fidelity Advisor Equity
      *      Insurance Company                   Growth Account
                                                 $48.34/unit                                      2,805,161       3,669,064

             Connecticut General Life            CIGNA INVESCO Industrial
      *      Insurance Company                   Income Account
                                                 $17.27/unit                                      3,307,435       4,477,163

             Connecticut General Life            Founders Balanced Fund
      *      Insurance Company                   $11.29/unit                                        288,190         295,915

             Connecticut General Life            CIGNA Warburg Pincus Advisor
      *      Insurance Company                   International Equity Account
                                                 $23.41/unit                                      1,250,527       1,417,886

      *      JP Foodservice, Inc.                JP Foodservice Common Stock
                                                 Account
                                                 $27.88/unit                                      4,240,072       7,197,195

             Connecticut General Life            Cash Equivalents (CIGNA Guaranteed
      *      Insurance Company                   Short-Term Income Account)                         249,740         249,740

      *      Participant Notes Receivable        8.00% - 8.50%                                       24,546          24,546



*  Indicates an identified person known to be a party-in-interest to the Plan.

JP Foodservice, Inc.                                      Additional Information
401(k) Retirement Savings Plan                                       Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions
Year Ended December 31, 1996
--------------------------------------------------------------------------------


                                (b)                                                              (f)                    (h)
                        Description of asset                                                   Expense            Current value
        (a)            (include interest rate         (c)            (d)         (e)          incurred      (g)    of asset on
 Identity of party      and maturity in case        Purchase       Selling      Lease           with      Cost of  transaction
      involved               of a loan)              price          price       rental       transaction   asset       date


Connecticut General     Purchases into CIGNA
Life Insurance          Guaranteed Long-Term
Company                 Account                  $ 1,595,977              N/A         N/A         N/A     $1,595,977  $1,595,977

Connecticut General     Sales from CIGNA
Life Insurance          Guaranteed Long-Term
Company                 Account                          N/A      $ 1,865,610         N/A         N/A      1,865,610   1,865,610

Connecticut General     Purchases into CIGNA
Life Insurance          Fidelity Advisor
Company                 Growth Opportunities
                        Account                      864,242              N/A         N/A         N/A        864,242     864,242

Connecticut General     Sales from CIGNA
Life Insurance          Fidelity Advisor
Company                 Growth Opportunities
                        Account                          N/A          772,576         N/A         N/A        599,420     772,576

Connecticut General     Purchases into CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth
                        Account                    1,059,370              N/A         N/A         N/A      1,059,370   1,059,370

Connecticut General     Sales from CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth
                        Account                          N/A          423,511         N/A         N/A        334,278     423,511

JP Foodservice, Inc.    Purchases into JP
                        Foodservice Common
                        Stock Account              2,249,964              N/A         N/A         N/A      2,249,964   2,249,964

JP Foodservice, Inc.    Sales from JP Foodservice
                        Common Stock Account             N/A          578,783         N/A         N/A        451,456     578,783


                                (b)
                        Description of asset
        (a)            (include interest rate                (i)
 Identity of party      and maturity in case               Net gain
      involved               of a loan)                    or (loss)


Connecticut General     Purchases into CIGNA
Life Insurance          Guaranteed Long-Term
Company                 Account                                    -

Connecticut General     Sales from CIGNA
Life Insurance          Guaranteed Long-Term
Company                 Account                                    -

Connecticut General     Purchases into CIGNA
Life Insurance          Fidelity Advisor
Company                 Growth Opportunities
                        Account                                    -

Connecticut General     Sales from CIGNA
Life Insurance          Fidelity Advisor
Company                 Growth Opportunities
                        Account                            $ 173,156

Connecticut General     Purchases into CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth
                        Account                                   -

Connecticut General     Sales from CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth
                        Account                               89,233

JP Foodservice, Inc.    Purchases into JP
                        Foodservice Common
                        Stock Account                               -

JP Foodservice, Inc.    Sales from JP Foodservice
                        Common Stock Account                  127,327

                                       13